UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry Into Material Definitive Agreement.

On August 12, 2025, Nvni Group Limited. (the “Company”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an institutional accredited investor (the “Purchaser”), pursuant to which the Company sold to the Purchaser an unsecured note in an aggregate principal amount of $4,200,000 for a subscription price of $3,500,000 (the “Unsecured Note”) due, subject to the terms therein, on the earlier of (i) November 10, 2025 and (ii) the date on which the closing of a Placement in which the Lead Investor is a participant occurs (as defined in the Unsecured Note). The Unsecured Note does not bear an interest rate and is a general unsecured obligation that ranks pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

The Unsecured Note was offered in reliance on Section 4(a)(2) of Securities Act of 1933, as amended (the “Securities Act”). The Unsecured Note was not, and will not be, registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, as applicable.

The foregoing description above is only a summary of the material provisions of the Securities Purchase Agreement and the Unsecured Note and is qualified in their entirety by reference to the form of the Securities Purchase Agreement and the form of the Unsecured Note which are filed as Exhibits 10.1 and 10.2 to this current report on Form 6-K and is incorporated herein by reference thereto.

Press Release

On August 12, 2025, the Company issued a press release announcing the next phase of its strategic AI initiative with the launch of the NuviniAI Prize, a national competition designed to accelerate artificial intelligence (“AI”) innovation across Brazil’s B2B software ecosystem. A copy of the press release is filed as Exhibits 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Note
99.1	Press Release, dated August 12, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: August 13, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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